September 21st, 1999

DIRECTORS’ REPORT

Dear Shareholders:

The Company’s 1999 annual general meeting has been scheduled for Friday, October 29th, 1999 at 10:00 a.m. at the Pacific Suite, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, BC, V6X 1K8. Accompanying this letter is the Company's Information Circular and audited financial statements which are being furnished to you for the shareholders meeting.

The following is a Progress Report on the Company from the date of its last annual meeting, held on November 23rd, 1998 to September 21st, 1999:

On December 7, 1998 the Company announced that the 1998 drilling and exploration program was completed with Fairbanks Gold, Inc. (owned by Kinross Gold Inc.), the Company’s joint venture partner. A total of 33 drill holes and 8 trenches were completed.

On December 29, 1998 the Company announced that the 1998 progress report was received from Fairbanks Gold, Inc. The 1998 Gil joint venture season began on May 11, 1998 and ended November 21, 1998. The work consisted of 64,000 feet of grid expansion collecting 260 soil samples, mapping and sampling of eight trenches totalling 3,190', a 29 hole 10,004 feet of RVC drilling and 4 hole 3,238 feet of core drilling program. Twenty of the twenty-nine drill holes intersected significant gold mineralization in the “Main Gil” zone. The strike length of mineralization is now in excess of 2,500 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc silicate horizons. Trench and core assays confirm grades indicated by RVC drilling. Soil sampling revealed several new areas with anomalous gold values over a 2 mile long and 1 mile wide mineralized trench composed of intermittent groups of 100 ppb gold anomalies. The largest is the “North Gil” anomaly which is approximately 1,100 feet north of the “Main Gil” resource. The new anomaly, “North Gil”, was drilled by both RVC and core rigs. Four of the five holes encountered significant mineralization at depths less than 425 feet. The core drill hole 98-33 was to determine the extent of gold mineralization in the “North Gil” gold anomaly. Significant gold mineralization was intersected from 95' to 110' (15‘ total) at a value of 0.122 ounces of gold per ton; 250' to 325' (75' total) at a value of 0.043 ounces of gold per ton and 20 feet of 0.029 ounces of gold from 385' to 405'. Hole C98-31 was designed to test and expand the presence and extent of gold mineralization in the “North Gil” anomaly. Gold mineralization, associated with quartz veining was intersected from 115' to 180' (65' total) at a value of 0.041 ounces of gold per ton. The 1999 Gil Venture exploration budget is for expenditures of $ 998,300 US to consist of 11,000 feet of RC drilling and 6,200 feet of core drilling to commence in March, 1999. The Gil claims are adjacent to the producing Fort Knox Gold deposit which is reported to contain 4,100,000 ounces of gold at a value of 0.03 ounces of gold per ton.

On January 15, 1999 the Company announced the results of an exploration update on the Gil claims issued by the Company’s joint venture partner, Kinross Gold Corporation as follows. A total of $500,000.00 US was spent in 1998 on the Gil claims resulting in 33 drill holes completed, and eight trenches were dug and sampled. The soil sampling to date has outlined a two-mile long, and one-mile wide mineralized trend. Based on the drilling completed to date the resource calculations are 10,700,000 tons at an average grade of 0.042 ounces of gold per ton, of which 6,520,000 tons are indicated and 4,180,000 tons are inferred. According to the Kinross report the 1999 goal is to expand the resource to 1,000,000 ounces of gold by spending $1,000,000.00 US in exploration, trenching, mapping and 17,000 feet of core and RC drilling. Drilling is to commence in early spring of this year.

On February 11, 1999 the Company announced that it had arranged a private placement of an aggregate of 300,000 units in the capital stock of the Company to various investors at a price of $0.15 per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the “Warrant”). Each warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.15, if exercised during the first year, or at a price of $0.18 per share, if exercised during the second year. By News Release dated March 2nd, 1999 the Company announced that the private placement was increased from 300,000 units @ $0.15 per unit to 2,000,000 units @ $0.15 per unit. By News Release dated April 19th, 1999 the Company announced the completion of the private placement and the issuance of the shares and warrants forming the units.

On March 2, 1999 the Company announced that a $998,300 US drilling and exploration program was to commence on the Gil claims joint venture Fairbanks, Alaska prospect, consisting of 17,000 feet of core and RC drilling. The goal, according to the Company’s joint venture partner, Kinross Gold, was to expand the resource to 1,000,000 ounces of gold. Based on the drilling completed to date the resource calculations are 10,700,000 tons at an average grade of 0.042 ounces of gold per ton, of which 6,520,000 tons are indicated and 4,180,000 tons are inferred.

On March 16, 1999 the Company announced that Kinross Gold, the Company’s joint venture partner, prepared a progress report in December 1998 setting out the results of the 1998 drill program, together with an update on March 15th, 1999 with the following results. The polygonal resource calculation performed on 11/20/98 estimates: an indicated resource of 6.5 million tons with an average grade of 0.042 ounces per ton (opt) totalling 271,000 ounces of gold and an inferred resource of 4.2 million tons with an average grade of 0.039 opt totalling 162,000 ounces. The combined mineral resource estimate is 10.7 million tons with an average grade of 0.04 opt totalling 433,000 ounces. The following is a brief discussion of the resource calculation. The calculation is a polygonal geologic resource estimate based on drill hole assay results received as of 11/20/98. “Indicated resource” includes portions of polygons within 100 feet radius of the drill hole. “Inferred resource” includes portions of polygons greater than 100 feet from the drill hole. This resource calculation used a tonnage factor of 11.5 cu ft/ton (based on limited density measurements on samples from trenches) and an arbitrary cutoff grade of 0.01 troy ounces per ton. No economic or engineering parameters were considered for this preliminary calculation. Geologic interpretation was used only to define the southern limit of mineralization.

On March 17th, 1999 the Company announced that it had granted incentive stock options to directors and employees to purchase up to 535,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting, being March 16th, 2004.

On May 10th, 1999 the Company announce that a progress report on the first phase of drilling was received from Kinross Gold, USA, Inc. on the joint venture Gil claim gold prospect in Fairbanks, Alaska. A $998,000.00 US 1999 drilling and exploration program budget on the Gil claim joint venture consisting of 17,000 feet of core and RC drilling was to be completed this year.

Nine reverse circulation drill holes were completed for a total of 4,038 feet and five diamond drill holes were completed totalling 3,119 feet. Potentially economic values are as follows:

NORTH GIL DRILL RESULT
Hole #	Interval	Au (opt)
98-31 98-31 98-31	115' - 180 ‘ 560' - 595' 815' - 835'	65' of 0.041 35’ of 0.021 20' of 0.017
98-33 98-33 98-33 98-33 98-33	35' - 50' 95' - 110' 255' - 330' 385' - 405' 445' - 450'	15' of 0.028 15' of 0.122 75' of 0.043 20' of 0.029 5' of 0.13
98-20 98-20	305' - 315' 370' - 385'	10' of 0.055 15' of 0.039
98-21 98-21	25' - 60' 115' - 130'	35' of 0.039 15' of 0.37
99-104 99-104 99-104 99-104	20' - 30' 65' - 90' 180' - 190' 290' - 305'	10' of 0.053 25' of 0.072 10' of 0.094 15' of 0.031

NORTH GIL DRILL RESULT (Cont’d)
Hole #	Interval	Au (opt)
99-107 99-107 99-107 99-107	65' - 105' 145' - 165' 230' - 245' 395' - 410'	40' of 0.048 20' of 0.043 15' of 0.04 15' of 0.03
99-108	160' - 175'	15' of 0.26
99-109 99-109 99-109	255' - 280' 300' - 310' 390' - 420'	25' of 0.034 10' of 0.042 35' of 0.043
99-111 99-111 99-111 99-111	25' - 70' 100' - 125' 180' - 190' 365' - 375'	45' of 0.033 25' of 0.036 10' of 0.06 10' of 0.049
99-112	15' - 30'	15' of 0.046
99-115 99-115	35' - 50' 140' - 165'	15' of 0.057 25' of 0.058

MAIN GIL DRILL RESULT
Hole #	Interval	Au (opt)
99-103 99-103 99-103 99-103 99-103	5' - 15' 135' - 150' 295' - 325' 380' - 395' 420' - 430'	10' of 0.447 15' of 0.22 30' of 0.036 15' of 0.039 10' of 0.147
99-105 99-105 99-105 99-105 99-105	180' - 190' 275' - 285' 380' - 390' 525' - 560' 575' - 615'	10' of 0.228 10' of 0.034 10' of 0.09 35' of 0.054 40' of 0.068
99-106 99-106	65' - 85' 260' - 390'	20' of 0.043 130' of 0.036

Holes #99 - 102;99 - 110; 99 - 113; 99 - 114 - intercepted low grade mineralization and alteration in the North Gil Zone.

Holders of common shares of record at the close of business on September 21st, 1999 are eligible to vote at the October 29th, 1999 annual general meeting. Please mark, sign, date and mail the accompanying proxy, whether or not you expect to attend the meeting in person. If you are a registered shareholder (ie: your shares are registered in your name, not held in broker’s name) you may revoke your proxy at the meeting should you be present and desire to vote your shares in person, and you may revoke your proxy for any reason at any time prior to the voting thereof, either by written revocation prior to the meeting or by appearing at the meeting and voting in person. Your co-operation is respectfully solicited and your continued support appreciated.

On Behalf of the Board of Directors of
TERYL RESOURCES CORP.

"John G. Robertson”

John G. Robertson,
President